Special General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: May 30, 2016

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	To amend the terms of our Series 11 Warrants by extending the expiration date of the Series 11 Warrants from April 30, 2016 to October 31, 2016 and allowing the Series 11 Warrants to be exercised on any trading day.	☐	☐	☐
2.	Concurrent holding	Yes	No	
	2a. I hold/do not hold Series 11 Warrants	☐	☐	
	2b. Number of Series 11 Warrants held by Shareholder	________		

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here ______________________ Please Date Above

______________________ Please Sign Here ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be held May 30, 2016 For Holders as of May 1, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 p.m. EST on May 24, 2016.

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on May 24, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 1, 2016** at the **Special General Meeting** of the Shareholders of **Can-Fite BioPharma Ltd.,** to be held on **May 30, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL AT THE MEETING

NOTE:

1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903